UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



For the month of        March         , 2004
                 ---------------------
Commission File Number:  001-13196
                         -----------------

                               DESC, S.A. DE C.V.
                               ------------------
                 (Translation of registrant's name into English)

 PASEO DE LOS TAMARINDOS 400-B, BOSQUES DE LAS LOMAS, 05120 MEXICO, D.F., MEXICO
 -------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form  20-F |X|                 Form 40-F  __
           ---


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following is included in this report on Form 6-K:



                     Item
                     ----

           1. English translation of the Summary of the Resolutions adopted at the Ordinary and Extraordinary Shareholders Meeting of Desc, S.A. de C.V., held on March 8, 2004.

           2. English translation of the Summary of the Resolutions adopted at the Special Series C Shareholders Meeting of Desc, S.A. de C.V., held on March 8, 2004.

           3. English translation of the Resolutions adopted at the General Ordinary and Extraordinary Shareholders Meeting of Desc, S.A. de C.V., held on March 8, 2004.

                                                                          Item 1
                                                                          ------

[Desc logo]

      SUMMARY OF THE RESOLUTIONS ADOPTED AT THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING OF DESC, S.A. DE C.V., HELD ON MARCH 8, 2004.


I. PRESENTATION AND APPROVAL, IF APPROPRIATE, OF A PROPOSAL TO RESTRUCTURE THE SERIES OF SHARES OF THE CAPITAL STOCK, INCLUDING THE MANDATORY CONVERSION OF ALL SERIES "C" SHARES INTO SERIES "B" SHARES AND THE CANCELLATION OF THE REGISTRATION OF THE SERIES "C" SHARES IN THE MEXICAN NATIONAL REGISTRY OF SECURITIES (REGISTRO NACIONAL DE VALORES).

I.1 For the purpose of simplifying the shareholding structure of the company, and of granting full corporate rights to all shareholders of same, the Shareholders Meeting unanimously resolved to approve mandatory conversion of all Series "C" shares into Series "B" shares representing the capital stock of Desc, S.A. de C.V., effective from and after the fifth business day immediately following publication of the notice of conversion in two newspapers with national circulation.

Note is made that the Special Series "C" Shareholders Meeting held this same date approved the aforesaid conversion.

I.2 The conversion resolved above shall be done at one Series "C" share for one Series "B" share.

I.3 In the case of shareholders who physically maintain their stock certificates, the exchange of the certificates affected by the conversion referred to in this section shall be done against delivery of the certificates that are presently in circulation, on business days and times in the corporate Treasury located at Paseo de los Tamarindos 400B, piso 27, Col. Bosques de la Lomas, Mexico, Distrito Federal, from and after the fifth business day immediately following publication of the notice of conversion in two newspapers with national circulation until May 19, 2004, inclusive. The company shall directly exchange the certificates deposited with the Securities Deposit Institution (S.D. Indeval, S.A. de C.V., Institucion para el Deposito de Valores), within such period. Notwithstanding the date fixed therefore, the company shall continue performing the exchange of the share certificates as long as these be presented to the Treasury of the company within the period established by Article 1045 of the Commercial Code (Codigo de Comercio).

I.4 By virtue of the conversion of the total Series "C" shares into Series "B" shares, the American Depositary Shares (ADS's) shall represent Series "B" shares, and therefore, performance of all processing necessary for such purpose was authorized.

Further, authorization was given to perform the updating of the registration of the shares with the Securities Section of the National Securities Registry (Registro Nacional de Valores) of the National Banking and Securities Commission (Comision Nacional Bancaria y de Valores), and to request before said Commission the cancellation of the registration of said Series "C" shares in the Mexican National Registry of Securities (Registro Nacional de Valores), since the reason for said registration will no longer exist.

I.5 It was resolved to authorize the Chairman and the Secretary of the Board of Directors to, jointly or severally, publish the corresponding notices regarding the mandatory conversion of shares, as well as the cancellation and exchange of the stock certificates, in two newspapers with national circulation and request that the notice required by Article 34, Section IV, subsection b) of the General Provisions Applicable to Issuers of Securities and Other Participants in the Securities Market be given.

II. VOLUNTARY CONVERSION OF SERIES "A" SHARES INTO SERIES "B" SHARES AND VOLUNTARY CONVERSION OF SERIES "B" SHARES INTO SERIES "A" SHARES, AT THE REQUEST OF INTERESTED SHAREHOLDERS IN EACH CASE UP TO THE AMOUNT DETERMINED, AS APPROPRIATE, BY THE SHAREHOLDERS MEETING.

II.1 The Shareholders Meeting unanimously resolved that on request of the corresponding shareholders, the Series "B" shares may be converted to Series "A" shares, and the Series "A" shares may be converted to Series "B" shares, at one for one.

The period for presentation of the requests for voluntary conversion commences on the fifth business day immediately following publication of the notice of conversion in two newspapers with national circulation and concludes on May 19, 2004.

II.2 In the case of shareholders who physically maintain their stock certificates, the request for conversion and consequent exchange of the corresponding certificates shall be done on business days and times in the corporate Treasury located at Paseo de los Tamarindos 400B, piso 27, Col. Bosques de la Lomas, Mexico, Distrito Federal from and after the fifth business day immediately following publication of the notice of conversion in two newspapers with national circulation until May 19, 2004, inclusive. The company will receive the request of voluntary conversion and exchange the certificates directly through the Securities Deposit Institution (S.D. Indeval, S.A. de C.V., Institucion para el Deposito de Valores), regarding the certificates deposited with this institution, within such period. The aforesaid exchanges shall be done against delivery of the certificates presently outstanding.

II.5 It was resolved to authorize the Chairman and the Secretary of the Board of Directors to, jointly or severally, publish the corresponding notices regarding the opportunity for exchange in two newspapers with national circulation and request that the notice required by Article 34, Section IV, subsection b) of the General Provisions Applicable to Issuers of Securities and Other Participants in the Securities Market be given.



III. PRESENTATION AND APPROVAL, IF APPROPRIATE, OF A PROPOSAL TO AMEND THE BY-LAWS OF DESC, S.A. DE C.V:


III.1 It was unanimously resolved to amend Clause Sixth of the corporate bylaws by reason of (i) the adjustments derived from the reduction of the capital by $634,205.00 Mexican currency (SIX HUNDRED THIRTY-FOUR THOUSAND TWO HUNDRED FIVE AND 00/100 PESOS, MEXICAN CURRENCY) resulting from cancellation of 48,785,000 Series "A" shares acquired by the company pursuant to Article 14-Bis of the Securities Market Law (Ley del Mercado de Valores) resolved in the Shareholders Meeting of November 29, 2001; and (ii) the conversion of shares resolved in Item I of the Agenda.

The faculty of determining the amount of the fixed minimum capital was delegated to the Board of Directors, as is the number of shares representing said capital once the periods conclude for (i) the stock conversions resolved in Item II of the Agenda, and (ii) the subscription of the capital increase. Consequently, the faculty was also delegated of amending Clause Sixth of the corporate bylaws only to reflect this information.

III.2 Primarily due to the restructuring of the stock series representing the corporate capital resolved in Items I and II of the Agenda, it was unanimously resolved to amend Clauses Fifth, Seventh, Tenth, Twelfth, and Twentieth of the corporate bylaws.

IV. PRESENTATION AND APPROVAL, IF APPROPRIATE, OF A PROPOSAL TO INCREASE THE CAPITAL STOCK OF THE COMPANY.

IV.1 The Shareholders Meeting unanimously resolved to increase the capital through cash contributions of the shareholders in the amount of $2,738,158,752.00 Mexican currency (TWO BILLION SEVEN HUNDRED THIRTY-EIGHT MILLION ONE HUNDRED FIFTY-EIGHT THOUSAND SEVEN HUNDRED FIFTY-TWO AND 00/100 PESOS, MEXICAN CURRENCY), through issue of 912,719,584 (NINE HUNDRED TWELVE MILLION SEVEN HUNDRED NINETEEN THOUSAND FIVE HUNDRED EIGHTY-FOUR) common, registered shares without expression of par value.

IV.2 The subscription value of each of the shares issued pursuant to the immediately preceding resolution shall be $3.00 Mexican currency (THREE AND 00/100 PESOS, MEXICAN CURRENCY).

IV.3 In exercise of the preferential right corresponding to them for subscribing the shares issued to represent the capital increase decreed by this Shareholders Meeting, each shareholder is entitled to subscribe two new shares for each three that it presently holds.

The preferential right shall be exercised on the stock series in which each shareholder is holder at the time of such exercise.

IV.4 Pursuant to the provisions of Article 132 of the General Law of Commercial Companies, and Clause Ninth of the corporate bylaws, it was resolved to publish the notice of the capital increase in the official gazette (Diario Oficial de la Federacion) in order that the shareholders may exercise, as applicable, the preferential right that corresponds to them to subscribe, in proportion to the number of shares that they hold, the shares issued by virtue of said increase within the period of fifteen calendar days counted from and after publication of said notice.

If the shareholders subscribe the percentage that corresponds to them on the decree of capital increase resolved in this Shareholders Meeting, they must make full payment no later than the day on which the period of fifteen days to which the preceding paragraph refers expires, from 9:30 to 17:30 hours at the offices of the Company located at Paseo de los Tamarindos 400B, piso 27, col. Bosques de las Lomas, Mexico, Distrito Federal. The shareholders whose certificates are deposited with Securities Deposit Institution (S.D. Indeval, S.A. de C.V., Institucion para el Deposito de Valores), must make payment directly through their securities broker.

IV.5 If the decreed capital increase has not been fully subscribed by the shareholders in the terms of the foregoing resolutions, the Board of Directors shall determine the form and terms on which the portion which is released from the preferential right must be subscribed, but said shares may not be offered at a price lower than $3.00 Mexican currency (THREE AND 00/100 PESOS, MEXICAN CURRENCY) per share, pursuant to the Agreement on Collaboration on Subscription of Shares entered into by the company and Inversora Bursatil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa dated February 17, 2004.

IV.6 It was resolved to record that, upon wholly subscribing and paying the 912,719,584 (NINE HUNDRED TWELVE MILLION SEVEN HUNDRED NINETEEN THOUSAND FIVE HUNDRED EIGHTY-FOUR) shares derived from the capital increase decreed by this Shareholders Meeting, the paid capital of the Company shall be represented by 2,281'798,960 common, registered shares without expression of par value.

IV.7 The shareholders resolved to ratify Agreement on Collaboration on Subscription of Shares entered into by the company and Inversora Bursatil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa dated February 17, 2004.

IV.8 For due execution of the resolutions approved in this Shareholder Meeting, the broadest faculties were delegated to the Board of Directors of the Company to freely determine the procedures, form, terms, conditions and periods on which the operations considered in the resolutions of this Shareholders Meeting be performed, as applicable, and to adopt, amend and/or add to all resolutions and agreements, and to perform all actions for such purpose that it may deem necessary or convenient, appoint delegates, and grant the authorizations and powers of attorney required for realization of the acts and signature of the documents relating to the aforesaid resolutions.

V.   DESIGNATION OF DEPUTIES TO FORMALIZE THE RESOLUTIONS ADOPTED AT THE
     MEETING.

Messrs. Fernando Senderos Mestre, Ernesto Vega Velasco, Juan Marco Gutierrez Wanless, Arturo D'Acosta Ruiz, Ramon F. Estrada Rivero and Fabiola G. Quezada Nieto were appointed as Delegates of this Shareholders Meeting in order that, jointly or separately, they perform the acts necessary to formalize and comply with the resolutions adopted by this Shareholders Meeting, and carry out the notarization of these minutes in relevant part, signing the relevant Public Instrument, and processing, themselves or through a third party, the registration thereof with the Public Registry of Commerce.

VI.  READING AND APPROVAL OF THE SHAREHOLDERS MEETING MINUTES.

The minutes were approved in full, as prepared and read by the Secretary, and the Chairman, the Secretary and the Statutory Examiner were authorized to sign them for the record.

                                                                          Item 2
                                                                          ------

[Desc logo]

          SUMMARY OF THE RESOLUTIONS ADOPTED AT THE SPECIAL SERIES "C" SHAREHOLDERS' MEETING OF DESC, S.A. DE C.V., HELD ON MARCH 8, 2004.



I. PRESENTATION AND APPROVAL, IF APPROPRIATE, OF A PROPOSAL TO RESTRUCTURE THE SERIES OF SHARES OF THE CAPITAL STOCK, INCLUDING THE MANDATORY CONVERSION OF ALL SERIES "C" SHARES INTO SERIES "B" SHARES AND THE CANCELLATION OF THE REGISTRATION OF THE SERIES "C" SHARES IN THE MEXICAN NATIONAL REGISTRY OF SECURITIES (REGISTRO NACIONAL DE VALORES).

I.1 For the purpose of simplifying the shareholding structure of the company, and of granting full corporate rights to all shareholders of same, the Shareholders Meeting unanimously resolved to approve mandatory conversion of all Series "C" shares into Series "B" shares representing the capital stock of Desc, S.A. de C.V., effective from and after the fifth business day immediately following publication of the notice of conversion in two newspapers with national circulation.

I.2 The conversion resolved above shall be done at one Series "C" share for one Series "B" share.

I.3 It shall be proposed to the General Ordinary and Extraordinary Shareholders Meeting held on this same date that in the case of shareholders who physically maintain their stock certificates, the exchange of the certificates affected by the conversion referred to in this section shall be done against delivery of the certificates that are presently in circulation, on business days and times in the corporate Treasury located at Paseo de los Tamarindos 400B, piso 27, Col. Bosques de la Lomas, Mexico, Distrito Federal, from and after the fifth business day immediately following publication of the notice of conversion in two newspapers with national circulation until May 19, 2004, inclusive. The company shall directly exchange the certificates deposited with the Securities Deposit Institution (S.D. Indeval, S.A. de C.V., Institucion para el Deposito de Valores), within such period. Notwithstanding the date fixed therefore, the company shall continue performing the exchange of the share certificates as long as these be presented to the Treasury of the company within the period established by Article 1045 of the Commercial Code (Codigo de Comercio).

1.4 By virtue of the conversion of the total Series "C" shares into Series "B" shares, and if same would approved by the said General Shareholders Meeting, the American Depositary Shares (ADS's) shall represent Series "B" shares.

Further, authorization was given to perform the updating of the registration of the shares with the Securities Section of the National Securities Registry (Registro Nacional de Valores) of the National Banking and Securities Commission (Comision Nacional Bancaria y de Valores), and to request before said Commission the cancellation of the registration of said Series "C" shares in the Mexican National Registry of Securities (Registro Nacional de Valores), since the reason for said registration will no longer exist.

I.5 It was resolved to authorize the Chairman and the Secretary of the Board of Directors to, jointly or severally, publish the corresponding notices regarding the mandatory conversion of shares, as well as the cancellation and exchange of the stock certificates, in two newspapers with national circulation and request that the notice required by Article 34, Section IV, subsection b) of the General Provisions Applicable to Issuers of Securities and Other Participants in the Securities Market be given.



II. DESIGNATION OF DEPUTIES TO FORMALIZE THE RESOLUTIONS ADOPTED AT THE MEETING.

Messrs. Fernando Senderos Mestre, Ernesto Vega Velasco, Juan Marco Gutierrez Wanless, Arturo D'Acosta Ruiz, Ramon F. Estrada Rivero and Fabiola G. Quezada Nieto were appointed as Delegates of this Shareholders Meeting in order that, jointly or separately, they perform the acts necessary to formalize and comply with the resolutions adopted by this Shareholders Meeting, and carry out the notarization of these minutes in relevant part, signing the relevant Public Instrument, and processing, themselves or through a third party, the registration thereof with the Public Registry of Commerce.

III. READING AND APPROVAL OF THE SHAREHOLDERS MEETING MINUTES.

The minutes were approved in full, as prepared and read by the Secretary, and the Chairman, the Secretary and the Statutory Examiner were authorized to sign them for the record.

                                                                          Item 3
                                                                          ------

                                  [Desc logo]

                             NOTICE TO SHAREHOLDERS


                               Desc, S.A. de C.V.



The General Ordinary and Extraordinary Shareholders Meeting of DESC, S.A. de C.V. (DESC), held on March 8, 2004 resolved, among other items:

1. The mandatory conversion of all Series "C" shares into Series "B" shares representing the capital stock of DESC, effective from and after the fifth business day immediately following publication of this notice of conversion.

The conversion abovementioned shall be done at one Series "C" share for one Series "B" share.

In the case of shareholders who physically maintain their stock certificates, the exchange of the certificates affected by the conversion aforementioned shall be done against delivery of the certificates that are presently in circulation, on business days and times in the corporate Treasury located at Paseo de los Tamarindos 400B, piso 27, Col. Bosques de Ia Lomas, Mexico, Distrito Federal, from and after the fifth business day immediately following publication of this notice of conversion until May 19, 2004, inclusive. The company shall directly exchange the certificates deposited with S.D. Indeval, S.A. de C.V., lnstituciOn para el DepOsito de Valores (Securities Deposit Institution) within such period. Notwithstanding the date fixed therefore, the company shall continue performing the exchange of the share certificates as long as these be presented to the Treasury of the company within the period established by Article 1045 of the Commercial Code.

By virtue of the conversion of the total Series "C" shares into Series "B" shares, the American Depositary Shares traded on the New York Stock Exchange, Inc., will represent Series "B" shares.

2. The voluntary conversion of Series "A" shares into Series "B" shares, and voluntary conversion of Series "B" shares into Series "A" shares, at one for one, per request of the corresponding shareholders.

The period for presentation of the requests for voluntary conversion commences on the fifth business day immediately following publication of this notice of conversion and concludes on May 19, 2004.

In the case of shareholders who physically maintain their stock certificates, the request for conversion and consequent exchange of the corresponding certificates shall be done on business days and times in the corporate Treasury located at Paseo de los Tamarindos 400B, piso 27, Col. Bosques de Ia Lomas, Mexico, Distrito Federal, from and after the fifth business day immediately following publication of this notice of conversion until May 19, 2004, inclusive. The company will receive the request of voluntary conversion and exchange the certificates directly through S.D. Indeval, S.A. de C.V., lnstitucion para el Deposito de Valores (Securities Deposit Institution), regarding the certificates deposited with this institution, within such period. The aforesaid exchanges shall be done against delivery of the certificates presently outstanding.

The series "A" shares have not been, and will not be, registered under the securities laws of any jurisdiction outside of Mexico. Accordingly, the voluntary conversion will be exercised solely in Mexico by shareholders of DESC.


                 Mexico City, Federal District, March 8th, 2004.



                         /s/   Ernesto Vega Velasco
                       SECRETARY OF THE BOARD OF DIRECTORS

                                   SIGNATURES


           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                  Desc, S.A. de C.V.
                                                  ------------------------------
                                                         (Registrant)



Date:    March 9, 2004                         By /s/ Arturo D'Acosta Ruiz
--------------------------                        ------------------------------
                                                         (Signature)

                                                  Name:  Arturo D'Acosta Ruiz
                                                  Title: Chief Financial Officer